UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Press release issued by Masisa S.A. on September 11, 2007:

Masisa is evaluating the construction of a
particleboard plant in Brazil

Masisa is evaluating the possibility of building its third plant in Brazil in the city of Montenegro, Rio Grande do Sul. This plant is expected to become the company’s first particleboard plant in Brazil.

“Masisa has decided, subject to Board approval, to build a particleboard plant, which is a modification to the original MDF project the company was planning to carry out in Brazil that had been previously announced to the market. Supply and demand studies made by Masisa led us to decide on installing a particleboard line instead of the construction of an MDF line that we had been studying for over a year,” said Enrique Cibié, Masisa´s CEO.

The project of approximately US$119 million is currently under review by Masisa’s Board. The new particleboard line would have a production capacity of 550,000 m3 and is expected to generate around 200 direct jobs.

Masisa Brazil would complete its product mix with the production of particleboard, and would therefore make the full offering of wood panels now produced by the Company in Brazil.

About Masisa

Masisa is the leading furniture and interior architecture board production and marketing Company in Latin America. It has forest assets throughout most of the region, thereby guaranteeing the raw material for the board business. Masisa’s value proposal is to be a reliable brand, close to all its stakeholders, anticipating market needs by means of product and service innovation, and operating responsibly towards society and the environment.

The company has 13 productive plants in Chile, Argentina, Brazil, Venezuela and Mexico, all of which must have the ISO 14.001 and OHSAS 18.001 certification. It is currently building an MDF plant at Cabrero in Chile, which will have a capacity of 340,000 m3 a year and will be the company’s largest MDF plant in Latin America and will mainly supply the foreign market.

Masisa has three other divisions that operate in synergy with the core wood board division: forestry; solid wood; and retail, which generate value and make the company more competitive.

Masisa is a publicly-traded company and its shares are traded on the Santiago Stock Exchange, and on the New York Stock Exchange (NYSE:MYS) by means of ADRs. The company had total sales of US$886.5 million in 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2007

Masisa S.A.
By:
/s/ Patricio Reyes
Patricio Reyes
General Counsel